EXHIBIT 32 .01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dalian
Capital Group, Inc. (the "Registrant") on Form 10-K
for the year ended December 31, 2009, as filed with
the Securities and Exchange Commission on the date
hereof (the "Report"),

I, Erwin Liem, Chief Executive Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

        (1) The Report fully complies with the
 requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

        (2) The information contained in the Report
 fairly presents, in all material respects, the
 financial condition and result of operations of
the Company.

    /s/ Erwin Liem

        Erwin Liem
    Chief Executive Officer

March 9, 2010

EXHIBIT 32 .02

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dalian Capital Group, Inc. (the "Registrant") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Michael Lee, Chief Accounting Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Michael Lee

    Michael Lee
 Chief Accounting Officer

March 9, 2010